1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
ALLISON M FUMAI allison.fumai@dechert.com +1 212 698 3526 Direct +1 212 698 3599 Fax

August 18, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dominic Minore and Sheila Stout

Re:	NexPoint Capital, Inc.
Registration Statement on Form N-2
File No. 333-196096

Ladies and Gentlemen:

On behalf of NexPoint Capital, Inc., a Delaware corporation (the “Company”), we hereby respond to the telephonic comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on August 18, 2014. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Company’s registration statement on Form N-2 (the “Registration Statement”).

1.

Please confirm that the amounts referenced in footnote 3 to the pricing table, and throughout the Registration Statement as amounts payable by NexPoint Advisors and its affiliates to the dealer-manager and participating broker-dealers for certain expenses constituting underwriting compensation are not subject to recoupment and will not be treated as organization and offering expenses. Specifically, footnote 3 to the pricing table states: “Therefore, in the event that an investor pays an aggregate of 8.0% sales load, entities affiliated with NexPoint Advisors would pay an additional amount equal to up to 2.0% of the gross proceeds from this offering.” In this scenario, confirm that the additional amount up to 2.0% would not be subject to recoupment and would not be treated as organization and offering expenses.

Response:

The Company confirms that the amounts referenced would not be subject to recoupment and will not be treated as organizational and offering expenses for accounting purposes.

United States Securities and Exchange Commission August 18, 2014 Page 2

2.

Please confirm that any bona fide due diligence expenses referenced in footnote 2 to the fee table and throughout the registration statement qualify under GAAP as offering expenses. In addition, please confirm that if these amounts are treated as offering expenses, they are subject to the limitation on organization and offering expenses payable by the Company of 1% of the total proceeds raised.

Response:

The Company confirms that the bona fide due diligence expenses referenced in footnote 2 to the fee table and throughout the registration statement qualify under GAAP as offering expenses. In addition, the Company confirms that these amounts, together with other organizational and offering expenses are subject to the limitation on organization and offering expenses payable by the Company of 1% of the total proceeds raised.

The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 212.698.3526 (or by facsimile at 212.698.3599) or Thomas Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Allison M. Fumai

Allison M. Fumai

cc: Brian Mitts, Vice President and Chief Financial Officer, NexPoint Capital, Inc.